EXPENSE LIMITATION AGREEMENT

EXPENSE LIMITATION AGREEMENT (the “Agreement”), effective as of July 31, 2020 by and between William Blair Investment Management, LLC, a Delaware limited liability company (the “Adviser”) and William Blair Funds, a Delaware statutory trust (the “Trust”), on behalf of the William Blair Emerging Markets Debt Fund (the “Fund”).

WHEREAS, the Trust, on behalf of the Fund, and the Adviser have entered into a Management Agreement (“Advisory Agreement”), pursuant to which the Adviser provides investment management services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

WHEREAS, the Fund has more than one class of shares (each a “Class” and collectively, the “Classes”); and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the Fund’s or a Class of the Fund’s expenses at a level below the level to which the Fund or Class may otherwise be subject; and

NOW THEREFORE, the parties hereto agree as follows:

1.      EXPENSE LIMITATION.

1.1    Applicable Expense Limit. To the extent that the ordinary operating expenses incurred by the Fund or a Class of the Fund in any fiscal year, excluding interest expenses, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses on short sales, other investment-related costs and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund’s business (“Operating Expenses”), exceed the percentage of the average daily net assets of the Fund or a Class of the Fund, as set forth in Schedule A (the “Expense Limit”), such excess amount (the “Excess Amount”) shall be the liability of the Adviser to the extent set forth in this Agreement. The Trust may offset amounts owed to the Fund or a Class of the Fund pursuant to this Agreement against the advisory fee payable to the Adviser subject to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”). Furthermore, to the extent that the Excess Amount exceeds such waived or reduced investment advisory fees, the Adviser shall reimburse the Fund’s or such Class’s other Operating Expenses.

1.2    Duration of Expense Limit. The Expense Limit with respect to the Fund or Class of the Fund shall remain in effect through the Date of Expiration of Expense Limit as set forth in Schedule A, unless this Agreement is terminated pursuant to Section 3 below.

2.      REIMBURSEMENT OF FEE WAIVERS AND EXPENSE REIMBURSEMENTS.

During any of the first three years subsequent to the Fund’s commencement of operations, the Adviser shall be entitled to reimbursement by the Fund or a Class of the Fund of the investment advisory fees waived or reduced, and any other expense reimbursements or similar payments remitted by the Adviser to the Fund or Class pursuant to Section 1 hereof (the “Reimbursement Amount”) to the extent that the Fund’s or Class’s Operating Expenses plus the amount so reimbursed equals the Expense Limit, provided that such amount paid to the Adviser will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed.

3.      TERM AND TERMINATION OF AGREEMENT.

This Agreement shall terminate with respect to any Fund or Class of the Fund upon the earlier of termination of the Advisory Agreement or the Date of Expiration of Expense Limit as set forth in Schedule A. The obligation of the Adviser under Section 1 of this Agreement and of the Trust under Section 2 of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination.

4.      MISCELLANEOUS.

4.1    Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.2    Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

4.3    Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

4.4    Amendments. This Agreement may be amended only by a written agreement signed by each of the parties hereto.

4.5    Limitation of Liability. This Agreement is executed by or on behalf of the Trust, and the Adviser is hereby expressly put on notice of the limitation of shareholder liability as set forth in the Agreement and Declaration of Trust, as amended, of the Trust and agrees that the obligations assumed by the Trust pursuant to this Agreement shall be limited in all cases to the Trust and its assets, and the Adviser shall not seek satisfaction of any such obligations from the trustees, officers or shareholders of the Trust.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

WILLIAM BLAIR FUNDS

By:	/s/ John M. Raczek

Name: John M. Raczek
Title: Treasurer, William Blair Funds

WILLIAM BLAIR INVESTMENT MANAGEMENT, LLC

By:	/s/ Arthur J. Simon

Name: Arthur J. Simon
Title: Partner & General Counsel

SCHEDULE A

(as of July 31, 2020)

Fund	Expense Limit (%)	Date of Expiration of Expense Limit
William Blair Emerging Markets Debt Fund
Class I	0.70%	4/30/2022
Class R6	0.65%	4/30/2022